SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Free Translation of the letter to the Argentine Stock Exchange from Nortel Inversora S.A., regarding explanatory table for letter and press release delivered on September 9, 2003.

2.	Table titled, “Estimated Market Value of Nortel Inversora S.A.”

Item 1

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, September 9, 2003

Buenos Aires Stock Exchange

Re: Information Article 23 of the Stock Exchange Regulation

Dear Sirs:

In response to the request of the Association and in my capacity as Head of Investor Relations of Nortel Invesora S.A., I hereby attach an explanatory table for the letter and press release delivered to you earlier today.

Regards,

María Elvira Cosentino

Nortel Inversora S.A.

Head of Investor Relations

Item 2

Estimated Market Value of Nortel Inversora S.A. (“Nortel”)

Total amount of outstanding shares of common stock of Telecom Argentina	984,380,978

Ownership of Nortel in Telecom Argentina’s shares of common stock	54.742%

Total number of Telecom Argentina’s shares of common stock owned by Nortel	538,866,707

Price of Telecom Argentina’s shares of common stock at the close of business on September 8, 2003	$3.68

Market Price of Telecom Argentina’s shares of common stock owned by Nortel	$1,983,029,482

Redemption Price + Dividends of Series A Preferred Shares as of September 2003	$(515,760,015)

Value of Nortel’s Assets Net of Redemption Price + Dividends of Series A Preferred Shares as of September 2003	$1,467,269,467

Percentage of holdings of Ordinary Shareholders	51.04%

Market Value of holdings of Ordinary Shareholders	$748,894,336

Ownership of France Telecom Group of Nortel’s Outstanding Shares of Common Stock	50%

Market Value of France Telecom Group’s participation in Nortel	$374,447,168

Figures in Argentine Pesos.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 10, 2003	By:	/S/ MARIA ELVIRA COSENTINO

		Name:	Maria Elvira Cosentino
		Title:	General Manager and Sole Officer